Exhibit 10.2

TAX SHARING AGREEMENT

by and among

TRW INC.

AND ITS AFFILIATES,

and

TRW AUTOMOTIVE INC.

AND ITS AFFILIATES

Dated

[   ], 2002

TABLE OF CONTENTS

i

TAX SHARING AGREEMENT

THIS TAX SHARING AGREEMENT (this "Agreement") dated as of [   ], 2002, by and among TRW Inc., an Ohio corporation ("TRW"), each TRW Affiliate (as defined below), TRW Automotive Inc., a Delaware corporation and currently a direct subsidiary of TRW ("TRW Automotive"), and each TRW Automotive Affiliate (as defined below) is entered into in connection with the Distribution (as defined below).

RECITALS

WHEREAS, as of the date hereof, TRW and its direct and indirect domestic subsidiaries are members of an Affiliated Group (as defined below), of which TRW is the common parent;

WHEREAS, as set forth in the Master Distribution Agreement by and between TRW and TRW Automotive, dated as of the date hereof (the "Master Distribution Agreement"), and subject to the terms and conditions thereof, TRW, together with TRW Automotive UK Ltd. ("TAUK"), will transfer or cause to be transferred to TRW Automotive or a TRW Automotive Subsidiary (as defined in the Master Distribution Agreement) all of the TRW Automotive Assets (as defined in the Master Distribution Agreement), and TRW Automotive will assume all of the TRW Automotive Liabilities (as defined in the Master Distribution Agreement), as contemplated by the Master Distribution Agreement (the "Contribution");

WHEREAS, as set forth in the Master Distribution Agreement, and subject to the terms and conditions thereof, TRW intends to distribute all of the issued and outstanding shares of TRW Automotive common stock that it owns to the TRW shareholders on a pro rata basis with respect to its outstanding shares of TRW common stock (the "Distribution");

WHEREAS, the Contribution and the Distribution are intended to qualify as a tax-free reorganization and distribution under sections 351, 355 and 368(a)(1)(D) of the Code (as defined below);

WHEREAS, in contemplation of the Distribution pursuant to which TRW Automotive (and its direct and indirect domestic subsidiaries) will cease to be members of the TRW Group (as defined below) the parties hereto have determined to enter into this Agreement, setting forth their agreement with respect to certain tax matters.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto (each on behalf of itself, each of its subsidiaries as of the Contribution, and its future subsidiaries) hereby agree as follows:

Section 1. Definitions

As used in this Agreement, capitalized terms shall have the following meanings (such meanings to be equally applicable to both the singular and the plural forms of the terms defined):

"**Affiliated Group**" means an affiliated group of corporations within the meaning of Section 1504(a)(1) of the Code that files a consolidated return.

"**After Tax Amount**" means any additional amount necessary to reflect the hypothetical Tax consequences of the receipt or accrual of any payment required to be made under this Agreement (including payment of an additional amount or amounts hereunder and the effect of the deductions available for interest paid or accrued and for Taxes such as state and local Income Taxes), determined by using the highest applicable statutory corporate Income Tax rate (or rates, in the case of an item that affects more than one Tax) for the relevant taxable period (or portion thereof).

"**Agreement**" has the meaning set forth in the preamble hereto.

"**Audit**" means any audit, assessment of Taxes, other examination by any Tax Authority, proceeding, or appeal of such a proceeding relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.

"**Base Calculation**" has the meaning set forth in Section 4.03(e).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Combined Return**" means any Tax Return, other than with respect to United States federal Income Taxes and Foreign Combined Returns, filed on a consolidated, combined (including nexus combination, worldwide combination, domestic combination, line of business combination or any other form of combination) or unitary basis wherein (i) TRW Automotive, one or more TRW Automotive Affiliates or a TRW Automotive Division and (ii) TRW, one or more TRW Affiliates or a TRW Division are included in such Tax Return for any taxable period or portion thereof.

"**Consolidated Return**" means any Tax Return with respect to United States federal Income Taxes filed on a consolidated basis wherein TRW Automotive or one or more TRW Automotive Affiliates join in the filing of such Tax Return (for any taxable period or portion thereof) with TRW or one or more TRW Affiliates.

"**Contribution**" has the meaning set forth in the recitals to this Agreement.

"**Contribution Date**" means the date on which the Contribution begins under the Master Distribution Agreement, as provided by TRW to TRW Automotive in writing.

"**Distribution**" has the meaning set forth in the recitals to this Agreement.

"Distribution Date" shall have the meaning set forth in the Master Distribution Agreement.

"Distribution Taxes" means any Taxes imposed on, increase in Taxes incurred by, or reduction of a Tax Asset of TRW or any TRW Affiliate, and any Taxes of a TRW shareholder that are required to be paid or reimbursed by TRW or any TRW Affiliate pursuant to a legal determination resulting from, or arising in connection with, the failure of the Distribution to qualify as a tax-free transaction under Sections 351, 355 and 368(a)(1)(D) of the Code (including, without limitation, any Tax resulting from the application of Section 355(d) or Section 355(e) of the Code to the Distribution) or corresponding provisions of the laws of any other jurisdictions, provided, however, that any such Taxes or increase in Taxes shall be determined after taking into account any capital losses of the TRW Group arising from the Transactions that are able to be utilized by the TRW Group to offset such Taxes or increase in Taxes, but only to the extent that, but for the imposition of Distribution Taxes, such capital losses would otherwise not have been utilized by the TRW Group in any taxable year up to and including the taxable year ending December 31, 2002, but would have been carried forward to taxable years beginning after December 31, 2002. Any Income Tax referred to in the immediately preceding sentence shall be determined using the highest applicable statutory corporate Income Tax rate for the relevant taxable period (or portion thereof).

"Estimated Tax Installment Date" means, with respect to United States federal Income Taxes, the estimated Tax installment due dates prescribed in Section 6655(c) of the Code and, in the case of any other Tax, means any other date on which an installment payment of an estimated amount of such Tax is required to be made.

"Filing Party" has the meaning set forth in Section 8.01.

"Final Determination" shall mean the final resolution of liability for any Tax for any taxable period, by or as a result of: (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Code sections 7121 or 7122, or a comparable agreement under the laws of other jurisdictions, which resolves the Tax liability for any taxable period; (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax; or (iv) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

"Foreign Combined Return" means any Tax Return filed with respect to foreign Income Taxes whether on a consolidated, combined, group relief or unitary basis wherein TRW or one or more TRW Affiliates join in the filing of such Tax Return (for any taxable period or portion thereof) with TRW Automotive or one or more TRW Automotive Affiliates.

"Group Relief" means (a) trading losses, excess capital allowances, non-trading deficits on loan relationships, charges on income, Schedule A losses or management expenses eligible for surrender by one member of a group of companies to another member of the group of companies pursuant to Chapter IV Part X of the Taxes Act as amended; and (b) a tax refund capable of being surrendered or claimed under Section 102 of the Finance Act of 1989.]

"Income Tax" shall mean any federal, state, local or foreign Tax determined by reference to net income, net worth, gross receipts or capital, or any such Taxes imposed in lieu of such a Tax. For the avoidance of doubt, the term "Income Tax" includes any franchise Tax, net worth, gross receipts, capital or any such Taxes imposed in lieu of such a Tax.

"Independent Firm" has the meaning set forth in Section 9.03.

"Initial Ruling" means any private letter ruling issued by the IRS in connection with the Contribution, the Distribution and other matters in response to TRW's request for such a letter ruling filed on April 22, 2002.

"Investor" means the purchaser of stock of TRW Automotive from TAUK and/or TRW Automotive, as the case may be.

"IRS" means the United States Internal Revenue Service or any successor thereto, including, but not limited to its agents, representatives and attorneys.

"Joint Responsibility Item" means any Tax Item for which the non-Filing Party's liability under this Agreement could exceed $100,000 but not a Sole Responsibility Item.

"Management Profit" means US GAAP profit before taxes and interest income and expense.

"Master Distribution Agreement" has the meaning set forth in the recitals to this Agreement.

"Non-Income Tax Return" means (i) any Tax Return relating to any Tax other than an Income Tax and (ii) any reports, business license filings and similar filings that are required to be made on an annual basis with any governmental authority for which the TRW Group tax department has traditionally had responsibility for filing.

"Operating Unit Code" has the meaning set forth in the Master Distribution Agreement.

"Overriding Principle" shall have the meaning set forth in Section 2.06(a) of this Agreement.

"Owed Party" has the meaning set forth in Section 7.04.

"Owing Party" has the meaning set forth in Section 7.04.

"Payment Period" has the meaning set forth in Section 7.04(e).

"Permitted Issuance" has the meaning set forth in Section 4.03(e) of this Agreement.

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"Post-Distribution Period" means a taxable period beginning on or after the Distribution Date.

"Pre-Distribution Period" means any taxable period beginning before the Distribution Date.

"Pro Forma TRW Automotive Group Consolidated Return" means a pro forma Consolidated Return prepared pursuant to Section 2.06(b) of this Agreement.

"Pro Forma TRW Automotive Group Combined Return" means a pro forma Combined Return prepared pursuant to Section 2.06(d) of this Agreement.

"Pro Forma TRW Group Foreign Return" means a pro forma foreign Tax Return prepared pursuant to Section 2.06(e) of this Agreement.

"Pro Forma TRW Group Combined Return" means a pro forma Combined Return prepared pursuant to Section 2.06(f) of this Agreement.

"Restructuring Taxes" means any and all Taxes arising as a result of or with respect to any Transaction effected in connection with the Contribution or the Separation after reductions for interest expense and all other available Tax attributes and credits including Group Relief.

"Ruling Documents" means (1) the request for a private letter ruling under Section 355 and various other sections of the Code, filed with the IRS on April 22, 2002, together with any supplemental filings or ruling requests or other materials subsequently submitted on behalf of TRW, its subsidiaries and shareholders to the IRS, the appendices and exhibits thereto, and any rulings issued by the IRS to TRW (or any TRW Affiliate) in connection with the Contribution, the Distribution and other matters and (2) any similar filings submitted to, or rulings issued by, any other Taxing Authority in connection with the Contribution, the Distribution and other matters.

"Ruling Newco" shall have the meaning set forth in the Ruling Documents.

"Separation" means any transaction occurring prior to the Distribution whereby TRW Business assets are separated from the TRW Automotive Business assets in anticipation of the Distribution.

"Sole Responsibility Item" means any Tax Item for which the non-Filing Party has the entire economic liability under this Agreement.

"Supplemental Ruling" means (1) any ruling issued by the IRS in connection with the Distribution, Separation or Contribution other than a ruling in response to TRW's request for a private letter ruling filed on April 22, 2002, and (2) any similar ruling issued by any other Taxing Authority addressing the application of a provision of the laws of another jurisdiction to the Distribution, Separation or Contribution.

"Supplemental Ruling Documents" means (1) the request for a Supplemental Ruling and any materials, appendices and exhibits submitted or filed therewith and any Supplemental Rulings issued by the IRS to TRW and (2) any similar filings submitted to, or rulings issued by, any other Taxing Authority in connection with the Distribution.

"TAUK" has the meaning set forth in the recitals to this Agreement.

"TAUK Sale" shall mean the sale of the stock of TRW Automotive by TAUK to the Investor.

"Taxes" means all federal, state, local or foreign taxes, charges, fees, duties, levies, imposts, rates or other assessments, including, but not limited to, income, gross receipts, excise, property, sales, use, license, capital stock, transfer, franchise, payroll, withholding, social security, value added, estimated or other taxes (including any interest, penalties or additions attributable thereto) and a "Tax" shall mean any one of such Taxes.

"Tax Asset" means any Tax Item that has accrued for Tax purposes, but has not been used during the taxable period in which it has accrued, and that could reduce a Tax in another taxable period, including a net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or any other Tax credit.

"Tax Benefit" means a reduction in the Tax liability (or increase in refund or credit or any item of deduction or expense) of a taxpayer (or of the Affiliated Group of which it is a member) for any taxable period. Except as otherwise provided in this Agreement, a Tax Benefit shall be deemed to have been realized or received from a Tax Item in a taxable period only if and to the extent that the Tax liability of the taxpayer (or of the Affiliated Group of which it is a member) for such period, after taking into account the effect of the Tax Item on the Tax liability of such taxpayer in the current period and all prior periods, is less than it would have been had such Tax liability been determined without regard to such Tax Item.

"Tax Detriment" means an increase in the Tax liability (or reduction in refund or credit or any item of deduction or expense) of a taxpayer (or of the Affiliated Group of which it is a member) for any taxable period. Except as otherwise provided in this Agreement, a Tax Detriment shall be deemed to have been realized or received from a Tax Item in a taxable period only if and to the extent that the Tax liability of the taxpayer (or of the Affiliated Group of which it is a member) for such period, after taking into account the effect of the Tax Item on the Tax liability of such taxpayer in the current period and all prior periods, is more than it would have been had such Tax liability been determined without regard to such Tax Item.

"Tax Item" means any item of income, gain, loss, deduction, expense or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

"Tax Return" means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

"Taxing Authority" means any governmental authority or any subdivision, agency, commission or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

"Transactions" shall mean (i) any and all transactions undertaken pursuant to Section 2.1 and Exhibit A of the Master Distribution Agreement and all other transactions ancillary thereto undertaken to effect the Separation and the Distribution and (ii) the TAUK Sale.

"TRW" has the meaning set forth in the preamble hereto.

"TRW Affiliate" means any corporation or other entity directly or indirectly "controlled" by TRW where "control" means the ownership of 50 percent of the ownership interests of such corporation or other entity (by vote or value) or the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such corporation or other entity, but at all times excluding TRW Automotive or any TRW Automotive Affiliate.

"TRW Automotive" has the meaning set forth in the preamble hereto.

"TRW Automotive Affiliate" means any corporation or other entity directly or indirectly "controlled" by TRW Automotive at the time in question, where "control" means the ownership of 50 percent of the ownership interests of such corporation or other entity (by vote or value) or the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such corporation or other entity. For the avoidance of doubt, the term "TRW Automotive Affiliate" shall include Ruling Newco.

"TRW Automotive Business" has the meaning set forth in the Master Distribution Agreement and includes any business formerly conducted by TRW Automotive, any TRW Automotive Affiliate or their respective current or former Subsidiaries, including, without limitation, the businesses formerly or currently conducted by Lucas Varity Ltd. and its worldwide current or former operations and what is referred to in TRW's Form 10K for the fiscal year ending December 31, 2001 as the Automotive Segment of TRW.

"TRW Automotive Business Records" has the meaning set forth in Section 9.02(b).

"TRW Automotive Division" shall mean a division of the TRW Automotive Business that is conducted by TRW or any TRW Affiliate under its own Operating Unit Code.

"TRW Automotive Employee" means an employee of TRW Automotive or any TRW Automotive Affiliate immediately after the Distribution.

"TRW Automotive Group" means the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which TRW Automotive will be the common parent corporation immediately after the Distribution and including any corporation or other entity which may become a member of such group from time to time.

"TRW Automotive Separate Tax Liability" means an amount equal to the Tax liability that either (a) a TRW Automotive Division or (b) TRW Automotive and each TRW Automotive Affiliate, in each case, would have incurred if they had filed a consolidated return, combined return or a separate return, as the case may be, separate from the members of the TRW Group, for the relevant Tax period, as such amount shall be computed by TRW in a manner consistent with (i) general Tax accounting principles, (ii) the Code and the Treasury regulations promulgated thereunder, and all applicable foreign tax laws and regulations, (iii) past practice, if any, and (iv) Section 2.06, provided however, that nothing shall prevent the TRW Automotive Separate Tax Liability from being a positive tax liability even though the Tax Return may show a consolidated tax loss, a minimum tax or other amount.

"TRW Business" means all of the businesses and operations conducted by TRW and the TRW Affiliates, excluding the TRW Automotive Business as previously defined, at any time whether prior to or after the Distribution Date, and any and all of the business and operations conducted by TRW Automotive or any TRW Automotive Affiliate at any time prior to the Distribution Date that are not part of the TRW Automotive Business and that are transferred from TRW Automotive or the relevant TRW Automotive Affiliate to TRW or any TRW Affiliate prior to the Distribution in accordance with the terms of the Master Distribution Agreement.

"TRW Division" shall mean a division of the TRW Business that is conducted by TRW Automotive or any TRW Automotive Affiliate under its own Operating Unit Code.

"TRW Employee" means an employee of TRW or any TRW Affiliate immediately after the Distribution.

"TRW Group" means the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which TRW is the common parent corporation, and any corporation or other entity which may be, may have been or may become a member of such group from time to time, but excluding any member of the TRW Automotive Group.

"TRW Separate Tax Liability" means an amount equal to the Tax liability that either (a) a TRW Division or (b) TRW and each TRW Affiliate, in each case, would have incurred if they had filed a consolidated return, combined return or a separate return, as the case may be, separate from the members of the TRW Automotive Group, for the relevant Tax period, as such amount shall be computed by TRW Automotive in a manner consistent with (i) general Tax accounting principles, (ii) the Code and the Treasury regulations promulgated thereunder, and all applicable foreign tax laws and regulations, and (iii) past practice, if any, and, provided however, that nothing shall prevent the TRW Separate Tax Liability from being a positive tax liability even though the Tax Return may show a consolidated tax loss or a minimum tax or other amount.

Section 2. Preparation and Filing of Tax Returns

2.01 TRW's Responsibility. Subject to the other applicable provisions of this Agreement, TRW shall have the sole and exclusive responsibility for the preparation and filing of (i) all Consolidated Returns and all Combined Returns legally required to be filed by TRW or any TRW Affiliate for any taxable periods and (ii) all Tax Returns legally required to be filed by TRW or any TRW Affiliate for any taxable periods, regardless of whether such returns are filed on a separate, consolidated, combined, unitary or group basis, including, without limitation:

      (a)   state and local Income Tax Returns;

      (b)   foreign Income Tax Returns; and

      (c)   Non-Income Tax Returns required to be filed with respect to the TRW Business or any part thereof.

2.02 TRW Automotive's Responsibility. TRW Automotive shall have sole and exclusive responsibility for the preparation and filing of all Tax Returns (other than Consolidated Returns and Combined Returns, which are the sole responsibility of TRW as provided in Section 2.01 of this Agreement) legally required to be filed by TRW Automotive or any TRW Automotive Affiliate for any taxable periods, regardless of whether such returns are filed on a separate, consolidated, combined, unitary or group basis, including, without limitation:

      (a)   US federal Income Tax Returns (other than Consolidated Returns);

      (b)   state and local Income Tax Returns (including Combined Returns);

      (c)   foreign Income Tax Returns, whether separate or consolidated;

      (d)   Foreign Combined Returns; and

      (e)   Non-Income Tax Returns required to be filed with respect to the TRW Automotive Business or any part thereof.

2.03 Agent. Subject to the other applicable provisions of this Agreement,

    (a) TRW Automotive hereby irrevocably designates, and agrees to cause each TRW Automotive Affiliate to so designate, TRW as its sole and exclusive agent and attorney-in-fact to take such action (including execution of documents) as TRW, in its sole discretion, may deem appropriate in any and all matters (including Audits) relating to any Tax Return described in Section 2.01 of this Agreement.

(b) TRW hereby irrevocably designates, and agrees to cause each TRW Affiliate to so designate, TRW Automotive as its sole and exclusive agent and attorney-in-fact to take such action (including execution of documents) as TRW Automotive, in its sole discretion, may deem appropriate in any and all matters (including Audits) relating to any Tax Return described in Section 2.02(b) and 2.02(d) of this Agreement.

2.04 Provision of Tax Return Information

(a) TRW Automotive shall provide TRW all documents and information, and make available employees and officers of TRW Automotive as TRW reasonably requests, on a mutually convenient basis during normal business hours, to aid TRW in preparing any Tax Return described in Section 2.01 of this Agreement to the extent that such Tax Return relates to the TRW Automotive Business and any TRW Automotive Separate Tax Liability, or to contest any Audit of any such Tax Return. Without limiting the foregoing, in this regard, TRW Automotive agrees to provide (1) the information set forth in Appendix A to this Agreement, on or before the dates set forth therein, with respect to Consolidated Returns, and (2) the information set forth in Appendix B to this Agreement, on or before the dates set forth therein, with respect to Combined Returns.

(b) TRW shall provide TRW Automotive all documents and information, and make available employees and officers of TRW as TRW Automotive reasonably requests, on a mutually convenient basis during normal business hours to aid TRW Automotive in preparing any Tax Return described in Section 2.02 of this Agreement to the extent that such Tax Return relates to the TRW Business and any TRW Separate Tax Liability, or to contest any Audit of any such Tax Return. Without limiting the foregoing, in this regard, TRW agrees to provide (1) the information set forth in Appendix C to this Agreement, on or before the dates set forth therein, with respect to Foreign Combined Returns, (2) the information set forth in Appendix D to this Agreement, on or before the dates set forth therein, with respect to Combined Returns and (3) any relevant historical information and Tax Returns. In addition, TRW will provide employees of TRW Automotive responsible for filing Tax Returns with access to any private letter rulings, together with any requests therefor and related documents, issued to TRW prior to the Distribution Date, and will provide TRW Automotive with a copy of such rulings or documents to the extent that the issues discussed therein are relevant to TRW Automotive or any TRW Automotive Affiliate, not later than five (5) days after the receipt of a written request therefor.

(c) In the case of any Tax Return due (with applicable extensions) 120 days or more after the Distribution Date which includes TRW Automotive, any TRW Automotive Affiliate or a TRW Automotive Division, TRW shall provide to TRW Automotive the Consolidated Return, at least 30 days prior to the due date (with extensions) for the filing of such Tax Return for review and comment. Worksheets and supporting documents will be made reasonably available to TRW Automotive. TRW Automotive shall provide its comments to TRW at least 15 days prior to the due date (with extensions) for the filing of such Tax Return. In the case of any Tax Return due (with applicable extensions) 120days or more after the Distribution Date which includes TRW, a TRW Affiliate or a TRW Division, TRW Automotive shall provide to TRW a pro forma draft of the portion of such Tax Return that reflects the TRW

Separate Tax Liability, in accordance with Section 2.06(e) and 2.06(f), at least 30 days prior to the due date (with extensions) for the filing of such Tax Return for review and comment. Worksheets and supporting documents will be made reasonably available to TRW. TRW shall provide its comments to TRW Automotive at least 15 days prior to the due date (with extensions) for the filing of such Tax Return. If the non-Filing Party has not provided its comments on the Consolidated Return or the pro forma draft of the Tax Return, as the case may be, the Filing Party shall file such Tax Return reporting all Tax Items in the manner as originally set forth on the Consolidated Return or the pro forma draft of the Tax Return, as the case may be, provided to the non-Filing Party.

(d) If the Filing Party disagrees with comments provided by the non-Filing Party on the reporting of any Tax Item on any Tax Return as described in 2.04(c), and the parties cannot resolve their differences, TRW and TRW Automotive shall jointly retain an Independent Firm to determine whether the proposed reporting of TRW or TRW Automotive is more appropriate in accordance with Section 9.03 of this Agreement. The relevant Tax Item shall be reported in the manner that the Independent Firm determines is more appropriate. If a dispute regarding the reporting of any Tax Item has not been resolved by the due date (with extension) for the filing of any Tax Return, the Filing Party shall file such Tax Return reporting all Tax Items in the manner as originally set forth on the pro forma draft of the portion of the Tax Return provided to the non-Filing Party and the Filing Party agrees that it will thereafter file an amended Tax Return, if necessary, reporting any disputed Tax Item in the manner determined by the Independent Firm, and any other Tax Item as agreed upon by TRW and TRW Automotive.

2.05 Manner of Filing Tax Returns.

(a) Unless otherwise required by a Taxing Authority, the parties hereby agree to prepare and file all Tax Returns, and to take all other actions, in a manner consistent with (1) this Agreement, (2) any Ruling Documents, and (3) any Supplemental Ruling Documents. All Tax Returns shall be filed on a timely basis (taking into account applicable extensions) by the party responsible for filing such returns under this Agreement. TRW shall prepare the Consolidated Return for the taxable year that includes the Distribution Date and shall be entitled to amend any Consolidated Return for any prior taxable year in each case as deemed necessary in its sole and absolute discretion in order for TRW to realize the Tax Benefits resulting from the Transactions in accordance with the Overriding Principle.

(b) Except as otherwise provided in Sections 2.05(c), 2.06 or 2.07 and subject to the review process provided by 2.04(c) of this Agreement, the Filing Party shall determine (1) the manner in which such Tax Return shall be prepared and filed, including but not limited to the elections, method of accounting, positions, conventions and principles of taxation to be used and the manner in which any Tax Item shall be reported, (2) allocation of Tax Assets, including without limitation, base period amounts, (3) whether to carryback any Tax Asset from the TRW Group or TRW Automotive Group, (4) whether to deduct or credit foreign Income Taxes, (5) whether any extensions shall be requested, (6) whether any amended Tax Returns shall be filed, (7) whether any claims for refund shall be made, (8) whether any refunds shall be paid by way of refund or credited against any liability for the related Tax, and (9) whether to retain outside firms to prepare or review such Tax Returns.

(c) With respect to Pre-Distribution Periods, in the event that a Tax Item affects a Tax Return described in Section 2.01 of this Agreement and also affects a Tax Return described in Section 2.02 of this Agreement, the Filing Party shall conform the treatment of such Tax Item in any Tax Return described in Section 2.02 of this Agreement to the treatment of such Tax Item in the applicable Tax Return described in Section 2.01 of this Agreement.

(d) Any Tax Return described in (i) Section 2.01 of this Agreement (but only with respect to a TRW Automotive Separate Tax Liability and Tax Items of TRW Automotive, any TRW Automotive Division or any TRW Automotive Affiliate) or (ii) Section 2.02 of this Agreement (but only with respect to a TRW Separate Tax Liability and Tax Items of TRW, any TRW Division or any TRW Affiliate), in either case if such Tax Return is filed after the date of this Agreement, shall be prepared on a basis consistent with the elections, methods of accounting, positions, conventions and principles of taxation and the manner in which any Tax Item or other information is reported as reflected on the most recently filed prior Tax Returns involving similar matters. The preceding sentence shall not apply (1) to the extent otherwise required by Sections 2.06 and 2.07 of this Agreement, (2) if the Filing Party obtains the prior written consent (which consent shall not be unreasonably withheld) of the non-Filing Party, (3) if there is a change in controlling law, or (4) if a change in tax accounting method has been filed prior to the Distribution Date.

2.06 Special Rules for Determining Separate Tax Liability.

(a) Notwithstanding anything to the contrary in this Agreement, TRW and TRW Automotive acknowledge and agree that any and all net Tax Benefits arising or resulting from the Transactions (whether in the taxable year that includes the Distribution Date, or in any prior or future taxable period) shall be for the account of the TRW Group (the "Overriding Principle"). For the avoidance of doubt, such Tax Benefits resulting from the Transactions may include, without limitation, those resulting from the following Tax Items: (i) any capital loss, capital loss carryback or capital loss carryforward arising from the Transactions, (ii) any foreign currency loss arising in connection with the settlement of intercompany accounts between members of the TRW Group and the TRW Automotive Group, (iii) any foreign tax credit, foreign tax credit carryback, or foreign tax credit carryforward made available as a result of the filing of any amended Tax Return for a taxable year that precedes the taxable year that includes the Distribution, or as a result of any dividend distribution necessary to effect the Separation, (iv) any foreign currency loss realized as a result of the Transactions pursuant to Sections 987 and 988 of the Code and (v) any deductions arising from expenses incurred by the TRW Group or the TRW Automotive Group, as the case may be, in connection with the Transactions, but shall not include any Tax Benefit resulting from an operating loss of the TRW Automotive Group to the extent that such operating loss would have arisen without regard to the Transactions and is utilized to generate a Tax refund (after taking into account all other deductions, losses and credits available to a filing party pursuant to this Agreement, including those generated by the Transactions).

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(b) As described in this Section 2.06(b), TRW shall prepare a Pro Forma TRW Automotive Group Consolidated Return for the taxable year that includes the Distribution Date assuming that the Transactions never occurred. The TRW Automotive Separate Tax Liability shall be the TRW Automotive Group's liability for U.S. federal Income Taxes for such taxable period, as determined on such Pro Forma TRW Automotive Group Consolidated Return prepared as though TRW Automotive, together with each eligible TRW Automotive Affiliate and TRW Automotive Division, filed their own consolidated return on a separate company basis. Except as otherwise provided in the next sentence, the TRW Automotive Separate Tax Liability shall be computed by (i) including only Tax Items accrued by TRW Automotive, any TRW Automotive Affiliate or TRW Automotive Division during such taxable year but ending on the date of the Distribution, and that did not arise or result from the Transactions and (ii) applying the highest marginal corporate Tax rate in effect for such taxable period (or any portion thereof), provided, however, that TRW shall determine whether to deduct or credit any foreign Income Tax Items of TRW Automotive or any TRW Automotive Affiliate on any such Pro Forma TRW Automotive Group Consolidated Return based on the elections and positions taken on the Consolidated Return as filed. For the avoidance of doubt, the Pro Forma TRW Automotive Group Consolidated Return shall be prepared, and the TRW Automotive Separate Tax Liability shall be computed, assuming that (i) a Tax Item (whether an item of income or expense) resulting from a dividend or royalty payment actually made by TRW Automotive, a TRW Automotive Affiliate or TRW Automotive Division to TRW or a TRW Affiliate, was instead received by TRW Automotive, (ii) any subpart F income accrued by a TRW Automotive Affiliate or TRW Automotive Division which was taxable to TRW was instead taxable to TRW Automotive, (iii) the interest expense allocable to TRW Automotive shall be the product of (A) TRW Automotive's third party debt at the time of the Distribution, divided by the total third party debt (determined on a daily average basis) giving rise to the interest expense described in clause (B), and (B) the total third party interest expense actually utilized on the Consolidated Return filed by TRW pursuant to Section 2.05(a) for the taxable year that includes the Distribution Date, and (iv) any intercompany charges accrued for Management Profit reporting purposes by TRW Automotive, any TRW Automotive Affiliate or TRW Automotive Division to TRW (to the extent such companies or operations are included in the Consolidated Return) in respect of general overhead or management expenses had been accrued by TRW Automotive. To the extent that the calculation of the TRW Automotive Group Separate Tax Liability shown due on such pro forma Tax Return is a negative amount, and reflects an operating loss of the TRW Automotive Group that was actually utilized by TRW on any Consolidated Return filed by TRW pursuant to Section 2.01 of this Agreement to generate a Tax refund (after taking into account all other deductions, losses and credits available to TRW on such Combined Return, including those generated by the Transactions), the TRW Automotive Group Separate Tax Liability shall be zero, and TRW shall pay over to the TRW Automotive Group, in accordance with the provisions of Article 7 of this Agreement, the amount of any Tax refund so obtained.

(c) For all taxable years prior to the taxable year that includes the Distribution Date, if TRW files an amended Consolidated Return (other than an amended Consolidated Return described pursuant to Section 2.05(a) of this Agreement) or in the event of a redetermination described in Section 7.02 of this Agreement, TRW shall prepare an amended Pro

Forma TRW Automotive Group Consolidated Return for the taxable year that such amended Consolidated Return was filed. The TRW Automotive Separate Tax Liability shown due on such Pro Forma TRW Automotive Group Consolidated Return shall be computed pursuant to the principles described in Section 2.06(b) of this Agreement including an interest expense deduction based on the third party debt of TRW Automotive at the time of the Distribution.

(d) As described in this Section 2.06(d), TRW shall prepare Pro Forma TRW Automotive Group Combined Returns for any state or local income, franchise, franchise tax based on income or Michigan single business Tax for the taxable year that includes the Distribution Date assuming that the Transactions never occurred and pursuant to the principles described in Section 2.06(b) of this Agreement. Any resulting Tax liability shown due on such pro forma Tax Return will be allocated between the TRW Group and the TRW Automotive Group based on the relative contributions of the TRW Group and the TRW Automotive Group to the apportionment factor or factors applicable to such Pro Forma TRW Automotive Group Combined Return, as appropriate.

(e) TRW Automotive shall prepare Pro Forma TRW Group Foreign Returns for all foreign Tax Returns required to be filed by TRW Automotive pursuant to Section 2.02 of this Agreement that include TRW, a TRW Division or any TRW Affiliate, as the case may be. The TRW Separate Tax Liability shall be the TRW Group's liability for foreign Taxes for such taxable period, as determined on such Pro Forma TRW Group Foreign Return prepared as though TRW, together with each eligible TRW Affiliate and TRW Division, filed their own foreign combined or group Tax Return on a separate company basis. Except as otherwise provided in the next sentence, the TRW Separate Tax Liability shall be computed by (i) including only Tax Items accrued by TRW, any TRW Division or any TRW Affiliate during such taxable year (or otherwise allocated thereto under Section 2.07 of this Agreement) and (ii) applying the highest marginal corporate Tax rate in effect for such taxable period (or any portion thereof). For the avoidance of doubt, the Pro Forma TRW Group Foreign Return shall be prepared, and the TRW Separate Tax Liability shall be computed, assuming that (i) the interest expense allocable to TRW shall be based on the relative Operating Unit Code profits of the TRW Divisions and TRW Automotive Divisions as taken into account in the computation of the Management Profit before Taxes and (ii) all Restructuring Taxes are allocated to TRW.

(f) TRW Automotive shall prepare Pro Forma TRW Group Combined Returns for all state or local Tax Returns (including any state or local income, franchise, franchise tax based on income or Michigan single business Tax Returns) required to be filed by TRW Automotive pursuant to Section 2.02 of this Agreement that include TRW, a TRW Division or any TRW Affiliate, as the case may be. The TRW Separate Tax Liability shall be computed by (i) including only Tax Items accrued by TRW, any TRW Division or any TRW Affiliate (or otherwise allocated thereto under Section 2.07 of this Agreement) and (ii) applying the highest marginal corporate Tax rate in effect for such taxable period (or any portion thereof). Any resulting Tax liability shown due on any pro forma Tax Return prepared pursuant to this Section 2.06(f) will be allocated between the TRW Group and the TRW Automotive Group based on the relative contributions of the TRW Group and the TRW Automotive Group to the

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apportionment factor or factors applicable to such Pro Forma TRW Automotive Group Combined Return, as appropriate.

2.07 Special Rules for Allocation of Tax Assets

(a) In General. All allocations of Tax Assets shall be made consistent with the Overriding Principle unless otherwise prohibited by controlling legal authority. TRW and TRW Automotive shall cooperate in determining the allocation of any Tax Assets among TRW, each TRW Affiliate, TRW Automotive, and each TRW Automotive Affiliate in connection with the Distribution.

(b) Carrybacks. Neither TRW Automotive nor any TRW Automotive Affiliate shall carryback any Tax Asset of the TRW Automotive Group from a Post-Distribution Period (other than a carryback of any Tax Asset attributable to Distribution Taxes for which the liability is borne by TRW or any TRW Affiliate) to any Pre-Distribution Period, unless TRW Automotive has received prior written consent by TRW or such carryback is mandatory under federal, state or foreign law or regulation, provided, however, that TRW Automotive hereby expressly agrees to elect (under Section 172(b)(3) of the Code, Treas. Reg. §1.1502-21(b)(3), and, to the extent feasible, any similar provision of any state, local or foreign Tax law) to relinquish any right to carryback net operating losses to any Pre-Distribution Periods of TRW (in which event no payment shall be due from TRW to TRW Automotive in respect of such net operating losses) and provided, further, that to the extent TRW Automotive or any TRW Automotive Affiliate is entitled to elect to relinquish any right to carryback any other Tax Asset under federal, state or foreign law or regulation, such election shall be made.

(c) Carryforwards. Consistent with the Overriding Principle, TRW Automotive agrees to pay to TRW the Tax Benefit that TRW Automotive or any TRW Automotive Affiliate realizes from the use in any Post-Distribution Period of a carryforward of any Tax Asset of the TRW Automotive Group from a Pre-Distribution Period to the extent that such Tax Asset was previously utilized by the TRW Group on a Consolidated Return for a Pre-Distribution Period which has been amended in order for TRW to realize the Tax Benefits resulting from the Transactions pursuant to Section 2.05(a); provided, however, that TRW Automotive shall use any Tax Asset carryforward before using any Tax Assets from any other year beginning after the Distribution Date, unless otherwise required by law. If subsequent to the payment by TRW Automotive to TRW of the Tax Benefit of a carryforward of a Tax Asset of the TRW Automotive Group, there shall be a Final Determination which results in a (1) change to the amount of the Tax Asset so carried forward or (2) change to the amount of such Tax Benefit, TRW Automotive shall repay to TRW, or TRW shall repay to TRW Automotive, as the case may be, any amount which would not have been payable to such other party pursuant to this Section 2.07(c) had the amount of the benefit been determined in light of these events. The party making payment to the other party due to such Final Determination shall also reimburse the recipient of the repayment for any interest and penalties incurred and applicable to such repayment amount.

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(d) Certification Provided to TRW. Immediately after TRW Automotive files any Tax Return for a Post-Distribution Period, the tax director of TRW Automotive must provide TRW with a statement certifying under penalties of perjury that the requirements under Sections 2.07(b) and 2.07(c) of this Agreement have been met.

(e) Earnings and Profits. TRW will advise TRW Automotive in writing of the decrease in TRW earnings and profits attributable to the Distribution under Section 312(h) of the Code and Treas. Reg. §1.1502-33(e)(3), as well as the amounts of any allocations required under Prop. Treas. Reg. § 1.367(b)-8 or Treas. Reg. §§ 1.1248-2 or -3 (or other applicable Treasury Regulations), on or before the first anniversary of the Distribution; provided, however, that TRW shall provide TRW Automotive with estimates of such amounts (determined in accordance with past practice) prior to such anniversary as reasonably requested by TRW Automotive. In the event that any temporary or final amendments to the Treasury Regulations referenced in the preceding sentence are promulgated after the date of this Agreement that provide for any election to apply such regulations retroactively (including any election that would permit retroactive application of the rules set forth in Prop. Treas. Reg. § 1.367(b)-5), then any such election shall be made only to the extent that TRW and TRW Automotive agree to make such election.

(f) Within 180 days after the Distribution Date, TRW will provide to TRW Automotive, pursuant to Section 41 of the Code, the base period information the TRW Automotive Group will need to properly compute its research tax credits for any taxable period beginning on or after the Distribution Date.

Section 3. Liability for Taxes

3.01 TRW Automotive's Liability for Taxes. TRW Automotive and each TRW Automotive Affiliate shall be jointly and severally liable for all Taxes incurred with respect to Tax Returns described in Section 2.02 of this Agreement, the TRW Automotive Separate Tax Liability, and all Taxes imposed by any Taxing Authority on the TRW Automotive Business, TRW Automotive or any TRW Automotive Affiliate for any taxable period, provided however, that TRW Automotive and each TRW Automotive Affiliate shall not be liable for a TRW Separate Tax Liability or for Taxes incurred with respect to a Tax Return described in Sections 2.01 of this Agreement. Except as otherwise provided in Section 2.07, TRW Automotive shall be entitled to receive and retain all refunds and credits of Taxes previously incurred by TRW Automotive or the TRW Automotive Business with respect to such Taxes.

3.02 TRW's Liability for Taxes. TRW and each TRW Affiliate shall be jointly and severally liable for all Taxes incurred with respect to Tax Returns described in Section 2.01 of this Agreement, TRW Separate Tax Liability, all Restructuring Taxes, and all Taxes imposed by any Taxing Authority on the TRW Business, TRW or any TRW Affiliate for any taxable period, provided however, that TRW and each TRW Affiliate shall not be liable for a TRW Automotive Separate Tax Liability or for Taxes incurred with respect to a Tax Return described in Section 2.02 of this Agreement. TRW shall be entitled to receive and retain all refunds and credits of Taxes previously incurred by TRW with respect to such Taxes for which it is liable.

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3.03 Payment of Tax Liability. If one party is liable or responsible for Taxes, under Section 3 of this Agreement, with respect to Tax Returns for which another party is responsible for preparing and filing, or with respect to Taxes that are paid by another party, then the liable or responsible party shall pay the Taxes (or a reimbursement of such Taxes) to the other party pursuant to Section 7.04 of this Agreement.

3.04 Computation. No later than December 15, 2002 the Filing Party of any Tax Return with respect to which a TRW Automotive Separate Tax Liability or TRW Separate Tax Liability is required to be computed, the Filing Party shall provide the non-Filing Party with a written calculation in reasonable detail setting forth the amount of any TRW Automotive Separate Tax Liability or TRW Separate Tax liability, as the case may be, or estimated TRW Automotive Separate Tax Liability or TRW Separate Tax Liability, as the case may be (for purposes of Section 7.01 of this Agreement), provided, however, that copies of all work sheets and other materials used in preparation thereof shall not be provided to the non-Filing Party, but will be made reasonably available to the non-Filing Party for inspection. The non-Filing Party shall have the right to review and comment on such calculation, except as provided in Sections 2.05, 2.06 and 2.07 of this Agreement. The non-Filing Party shall provide such comments to the Filing Party within 15 days of receipt of the written calculation of the TRW Automotive Separate Tax Liability or TRW Separate Tax liability, as the case may be, or estimated TRW Automotive Separate Tax Liability or TRW Separate Tax Liability, as the case may be. Any dispute with respect to such calculation shall be resolved pursuant to Section 9.03 of this Agreement, provided, however, that, notwithstanding any dispute with respect to any such calculation, in no event shall any payment attributable to the amount of any TRW Automotive Separate Tax Liability or TRW Separate Tax liability, as the case may be, or estimated TRW Automotive Separate Tax Liability or TRW Separate Tax liability, as the case may be, be paid later than the date provided in Section 7 of this Agreement.

Section 4. Distribution Taxes and Deconsolidation

4.01 Distribution Taxes.

(a) TRW's Liability for Distribution Taxes. Notwithstanding Sections 3.01 through 3.03 of this Agreement, TRW and each TRW Affiliate shall be jointly and severally liable for any Distribution Taxes, to the extent that such Distribution Taxes are attributable to, caused by, or result from, one or more of the following:

(i) any action or omission by TRW (or any TRW Affiliate) inconsistent with any material, information, covenant or representation in the Ruling Documents, Supplemental Ruling Documents, Initial Ruling, or Supplemental Ruling (for the avoidance of doubt, disclosure of any action or fact that is inconsistent with any material, information, covenant or representation submitted to the IRS in connection with the Ruling Documents, Supplemental Ruling Documents, Initial Ruling, or Supplemental Ruling shall not relieve TRW (or any TRW Affiliate) of liability under this Agreement);

(ii) any action or omission by TRW (or any TRW Affiliate), including, without limitation, a cessation, transfer to Affiliates, or disposition of its active trades or businesses, or an issuance of stock, stock buyback or payment of an extraordinary dividend by TRW (or any TRW Affiliate) following the Distribution;

(iii) any acquisition of any stock or assets of TRW (or any TRW Affiliate) by one or more other persons (other than TRW Automotive or a TRW Automotive Affiliate) prior to or following the Distribution; or

(iv) any issuance of stock by TRW (or any TRW Affiliate), or change in ownership of stock in TRW (or any TRW Affiliate) after the Distribution Date.

For the avoidance of doubt, if any issuance or acquisition of stock or assets of TRW (or any TRW Affiliate) results in one or more persons owning a 50% or greater interest in TRW (or any TRW Affiliate, (whether standing alone or when coupled with one or more other transactions within the meaning of Section 355(e) of the Code), 100% of the amount of any Distribution Taxes resulting therefrom shall be attributable to TRW.

(b) TRW Automotive's Liability for Distribution Taxes. Notwithstanding Sections 3.01 through 3.03 of this Agreement, TRW Automotive and each TRW Automotive Affiliate shall be jointly and severally liable for any Distribution Taxes, to the extent that such Distribution Taxes are attributable to, caused by, or result from, one or more of the following:

(i) any action or omission by TRW Automotive (or any TRW Automotive Affiliate) after the Distribution that is inconsistent with any material or information relating to facts or matters related to TRW Automotive (or any TRW Automotive Affiliate) or the TRW Automotive Business, that has been provided to or by TRW Automotive, and any covenant or representation in the Ruling Documents, Supplemental Ruling Documents, Initial Ruling, or Supplemental Ruling;

(ii) any action or omission by TRW Automotive (or any TRW Automotive Affiliate), including, without limitation, a cessation, transfer to Affiliates, or disposition of its active trades or businesses, or an issuance of stock, stock buyback or payment of an extraordinary dividend by TRW Automotive (or any TRW Automotive Affiliate) following the Distribution;

(iii) any acquisition of any stock or assets of TRW Automotive (or any TRW Automotive Affiliate) by one or more other persons (other than TRW or any TRW Affiliate) following the Distribution; or

(iv) any issuance of stock by TRW Automotive (or any TRW Automotive Affiliate), including any Permitted Issuance and any issuance pursuant to the exercise of employee stock options or other employment related arrangements or the exercise of warrants, or change in ownership of stock in TRW Automotive (or any TRW Automotive Affiliate) after the Distribution.

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For the avoidance of doubt, if any issuance or acquisition of stock or assets of TRW Automotive (or any TRW Automotive Affiliate) results in one or more persons owning a 50% or greater interest in TRW Automotive (or any TRW Automotive Affiliate) (whether standing alone or when coupled with one or more other transactions within the meaning of Section 355(e) of the Code), 100% of the amount of any Distribution Taxes resulting therefrom shall be attributable to TRW Automotive.

(c) Joint Liability for Remaining Distribution Taxes. TRW shall be liable for 50% and TRW Automotive and each TRW Automotive Affiliate shall be jointly and severally liable for 50% of any Distribution Taxes not otherwise allocated by Sections 4.01(a) or (b).

4.02 Private Letter Rulings.

(a) In General. Each of TRW and TRW Automotive represents that, as of the date of this Agreement, it and its Affiliates know of no fact that may cause the Tax treatment of the Distribution to be other than that contemplated in the Initial Ruling. Each of TRW and TRW Automotive represent and warrant that neither it nor any of its Affiliates has any plan or intention to take any action which is inconsistent with any factual statements or representations in the Initial Ruling.

(b) Information. TRW has provided TRW Automotive with accurate and complete copies of all Ruling Documents submitted on or prior to the date hereof and shall provide TRW Automotive with copies of all additional Ruling Documents prepared after the date hereof prior to the submission of such Ruling Documents to a Taxing Authority, provided however, that (i) TRW shall not be required to provide TRW Automotive with copies of the portion of any Ruling Documents that are not related to the TRW Automotive Business if TRW reasonably believes that such provision would reveal confidential information or harm TRW, and (ii) neither TRW Automotive nor any TRW Automotive Affiliate will be bound by, subject to any limitation as a result of, or otherwise chargeable with knowledge of, any information that was not disclosed as a result of subparagraph (i) hereof. Each party shall keep all Ruling Documents and information regarding all Ruling Documents confidential pursuant to Section 9.06 of this Agreement.

(c) Supplemental Rulings.

(i) In General. TRW agrees that at the reasonable request of TRW Automotive, TRW shall cooperate with TRW Automotive and use its reasonable best efforts to seek to obtain, as expeditiously as possible, a Supplemental Ruling or other guidance from the IRS or any other Taxing Authority for the purpose of confirming (1) the continuing validity of any ruling issued by any Taxing Authority addressing the application of the law to the Distribution or (2) compliance on the part of TRW Automotive (or any TRW Automotive Affiliate) with its obligations under Section 4.01(b) of this Agreement. However, TRW shall not be obligated to seek a Supplemental Ruling if it reasonably believes that seeking such Supplemental Ruling would adversely affect TRW (or any TRW Affiliate) other than merely as a matter of inconvenience or in

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respect of nominal costs or overhead associated therewith. Further, in no event shall TRW be required to file any Supplemental Ruling Documents unless TRW Automotive represents that (1) it has read the Supplemental Ruling Documents and (2) all information and representations, if any, relating to TRW Automotive (or any TRW Automotive Affiliate) contained in the Supplemental Ruling Documents are true, correct and complete in all material respects. TRW Automotive shall reimburse TRW for all direct costs and expenses, including without limitation, attorney fees, accountant fees and filing fees, incurred by TRW in obtaining a Supplemental Ruling requested by TRW Automotive. Neither TRW Automotive nor any TRW Automotive Affiliate shall seek any guidance (whether written or oral) from the IRS or any other Taxing Authority concerning the Distribution except as set forth in this Section 4.02(c). The preceding sentence shall not in any way limit the ability of any outside counsel to TRW Automotive to request informal guidance from the IRS regarding such issues on an anonymous basis.

(ii) Participation Rights. If TRW requests a Supplemental Ruling or other guidance from the IRS or any other Taxing Authority after the date of this Agreement, TRW shall (A) keep TRW Automotive informed in a timely manner of all material actions taken or proposed to be taken by TRW in connection therewith, (B) reasonably in advance of the submission of any such Supplemental Ruling Documents provide TRW Automotive with a draft copy thereof, (C) consult in good faith with and reasonably consider TRW Automotive's comments on such draft copy, (D) provide TRW Automotive with a final copy of any such Supplemental Ruling Documents and (E) provide TRW Automotive with notice reasonably in advance of, and TRW Automotive shall have the right to attend, any meetings with the Taxing Authority (subject to the approval of the Taxing Authority) that relate to such Supplemental Ruling. If TRW requests a Supplemental Ruling or other guidance from the IRS or any other Taxing Authority after the date of this Agreement, TRW Automotive shall cooperate with TRW, including without limitation, providing any information and copies of relevant documents reasonably requested by TRW.

4.03 Continuing Covenants.

(a) In General. Each of TRW (for itself and each TRW Affiliate) and TRW Automotive (for itself and each TRW Automotive Affiliate) agrees (1) not to take any action reasonably expected to result in an increased Tax liability to the other, a reduction in a Tax Asset of the other or an increased liability to the other under this Agreement and (2) to take any action reasonably requested by the other that would reasonably be expected to result in a Tax Benefit or avoid a Tax Detriment to the other, provided, in either such case, that the taking or refraining to take such action (A) is consistent with the Overriding Principle and (B) does not result in any additional cost not fully compensated for by the other party or any other adverse effect to such party. The parties hereby acknowledge that the preceding sentence is not intended to limit, and therefore shall not apply to, the rights of the parties with respect to matters otherwise covered by this Agreement.

(b) TRW Automotive Restrictions.

(i) TRW Automotive agrees that it will not take or fail to take, or permit any TRW Automotive Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with any material, information, covenant or representation that relates to facts or matters related to TRW Automotive (or any TRW Automotive Affiliate) or within the control of TRW Automotive and is contained in the Ruling Documents, Supplemental Ruling Documents, Initial Ruling or Supplemental Ruling (except where such material, information, covenant or representation was not previously disclosed to TRW Automotive). TRW Automotive agrees that it will not take (and it will cause the TRW Automotive Affiliates to refrain from taking) any position on a Tax Return that is inconsistent with the treatment of (i) the Contribution as a tax-free reorganization under Sections 351 and 368(a)(1)(D) of the Code and (ii) the Distribution as tax free under Sections 351, 355 and 368(a)(1)(D) of the Code.

(ii) TRW Automotive shall not make or cause to be made any distribution in the taxable year that includes the Distribution Date out of any TRW Automotive Affiliate that constituted a "Controlled Foreign Corporation" (as defined in Section 957 of the Code) of TRW without the written consent of TRW, which TRW may withhold in its sole and absolute discretion.

(c) TRW Restrictions. TRW agrees that it will not take or fail to take, or permit any TRW Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with any material, information, covenant or representation in the Ruling Documents, Supplemental Ruling Documents, Initial Ruling or Supplemental Ruling, other than as permitted by this Section 4. TRW agrees that it will not take (and it will cause the TRW Affiliates to refrain from taking) any position on a Tax Return that is inconsistent with the treatment of (i) the Contribution as a tax-free reorganization under Sections 351 and 368(a)(1)(D) of the Code and (ii) the Distribution as tax free under Sections 351, 355 and 368(a)(1)(D) of the Code.

(d) Certain TRW Automotive Actions Following the Distribution. TRW Automotive agrees that, except as otherwise provided in the next sentence of this Section 4.03(d), during the two (2) year period following the Distribution, prior to entering into any agreement (or understanding, arrangement or negotiations) to (1) sell all or substantially all of the assets of TRW Automotive or any TRW Automotive Affiliate, (2) merge TRW Automotive, or any TRW Automotive Affiliate with another entity, without regard to which party is the surviving entity, (3) transfer any assets of TRW Automotive in a transaction described in Section 351 (other than a transfer to a corporation which files a Consolidated Return or Foreign Combined Return with TRW Automotive and which is wholly-owned, directly or indirectly, by TRW Automotive) or subparagraph (C) or (D) of Section 368(a)(1) of the Code, (4) issue stock of TRW Automotive or any TRW Automotive Affiliate (or any instrument that is convertible or exchangeable into any such stock) in an acquisition or public or private offering (excluding any issuance pursuant to the exercise of employee stock options or other employment related arrangements having customary terms and conditions and that satisfy the requirements of

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temporary Treasury Regulations section 1.355-7T(e)(3)(ii) or 1.355-7T(d)(6)), or (5) facilitate or otherwise participate in any acquisition of stock in TRW Automotive by any shareholder owning 5% or more of the outstanding stock of TRW Automotive, unless in any such case TRW and TRW Automotive agree otherwise, TRW Automotive shall request that TRW obtain a Supplemental Ruling in accordance with Section 4.02(c) of this Agreement to the effect that such transaction will not adversely affect the treatment of the Distribution under Section 355 of the Code or result in the imposition of Distribution Taxes. In the case of a merger of TRW Automotive or any TRW Automotive Affiliate with another entity within the TRW Automotive Group, TRW Automotive shall not be required to obtain a Supplemental Ruling, but instead must receive an opinion of nationally recognized tax counsel to the effect that such transaction will not adversely affect the treatment of the Distribution under Section 355 of the Code or result in the imposition of Distribution Taxes, provided, however, that if such tax counsel or such opinion of such tax counsel is unacceptable to TRW, then TRW Automotive must obtain a Supplemental Ruling from the Service providing that such merger will not adversely affect the treatment of the Distribution under Section 355 of the Code or result in the imposition of Distribution Taxes. TRW Automotive (or any TRW Automotive Affiliate) shall only undertake any of such actions after TRW's receipt of such a Supplemental Ruling or opinion of tax counsel, as the case may be, and pursuant to the terms and conditions of any such Supplemental Ruling or opinion of tax counsel, as the case may be, or as otherwise consented to in writing in advance by TRW. The parties hereby agree that they will act in good faith to take all reasonable steps necessary to amend this Section 4.03(d), from time to time, by mutual agreement, to (i) add certain actions to the list contained herein, or (ii) remove certain actions from the list contained herein, in either case, in order to reflect any relevant change in law, regulation or administrative interpretation occurring after the date of this Agreement.

(e) Permitted Issuances. Notwithstanding Section 4.03(d)(4), TRW Automotive shall be permitted to sell shares of its capital stock to the Investor pursuant to the Preferred Stock Purchase Agreement and enter into an agreement to issue shares of its capital stock (the latter case, a "Permitted Issuance"); provided however, that (i) prior to a Permitted Issuance, TRW Automotive obtains an opinion of a nationally recognized tax counsel, with such counsel and such opinion being reasonably acceptable to TRW, that such Permitted Issuance will not adversely affect the qualification of the Distribution for nonrecognition treatment under Sections 351, 355 and 368 of the Code or result in the imposition of Distribution Taxes (which opinion shall be delivered to TRW no later than ten (10) days following the entering into of any such agreement), and (ii) following such Permitted Issuances no person or persons will have acquired a 45% or greater interest (by vote and value) in the stock of TRW Automotive or any TRW Automotive Affiliate, provided, however, that if such tax counsel or such opinion of such tax counsel is unacceptable to TRW, then TRW Automotive must obtain a supplemental ruling from the Service providing that such Permitted Issuance will not adversely affect the qualification of the Distribution for nonrecognition treatment under Sections 351, 355 and 368 of the Code or result in the imposition of Distribution Taxes. For purposes of determining the amount of stock of TRW Automotive or any TRW Automotive Affiliate that will have been acquired by any person or persons following any Permitted Issuance, the amount of stock of TRW Automotive or any TRW Automotive Affiliate that is considered to have been acquired by one or more persons shall be calculated as follows: (i) the amount of stock in TRW Automotive that has been acquired by the Investor, whether acquired from TAUK or directly from TRW Automotive, shall be agreed to by TRW and TRW Automotive and shall be set forth in a side letter to be executed no later than 60 days following the Distribution (the "Base Calculation"), and (ii) the Base Calculation shall be increased, on a cumulative basis, by all issuances (whether or not such issuances are Permitted Issuances) and acquisitions of stock of TRW Automotive or any TRW Automotive Affiliate from the date immediately following the Distribution to the date immediately following the Permitted Issuance at issue. Notwithstanding the previous sentence, for purposes of determining the amount of stock of TRW Automotive or any TRW Automotive Affiliate that will have been acquired, any issuance pursuant to the exercise of employee stock options or other employment related arrangements having customary terms and conditions and that satisfy the requirements of temporary Treasury Regulations section 1.355-7T(e)(3)(ii) or any successor regulations thereto issued under Section 355 (e) of the Code shall be disregarded.

(f) Notice of Specified Transactions. Not later than twenty (20) days prior to entering into any oral or written contract or agreement, and not later that five (5) days after it first becomes aware of any negotiations, plan or intention (regardless of whether it is a party to such negotiations, plan or intention), regarding any of the transactions described in paragraph (d), TRW Automotive shall provide written notice of its intent to consummate such transaction or the negotiations, plan or intention of which it becomes aware, as the case may be, to TRW.

Section 5. Tax Reporting

5.01 Employee Wages. At TRW's request and upon 60 days notice by TRW, TRW Automotive shall assume the Form W-2 and Form W-3 reporting obligations (including the filing of all forms necessary to comply with magnetic media reporting requirements) of TRW with respect to any employee of the TRW Automotive Business that TRW Automotive employs during the calendar year which includes the Distribution Date consistent with the procedures set forth in Section 5 of Rev. Proc. 96-60, 1996-2 C.B. 399.

Section 6. Indemnification

6.01 Generally. The TRW Group shall jointly and severally indemnify TRW Automotive, each TRW Automotive Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which TRW or any TRW Affiliate is liable under this Agreement and any loss, cost, damage or expense, including reasonable attorneys' fees and costs, that is attributable to, or results from, the failure of TRW, any TRW Affiliate or any director, officer or employee to make any payment required to be made under this Agreement. TRW Automotive and each member of the TRW Automotive Group shall jointly and severally indemnify TRW, each TRW Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which TRW Automotive or any TRW Automotive Affiliate is liable under this Agreement and any loss, cost, damage or expense, including reasonable attorneys' fees and costs, that is attributable to, or results from, the failure of TRW Automotive, any TRW Automotive Affiliate or any director, officer or employee to make any payment required to be made under this Agreement.

6.02 Inaccurate or Incomplete Information. The TRW Group shall jointly and severally indemnify TRW Automotive, each TRW Automotive Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty, or other expense of any kind attributable to the failure of TRW or any TRW Affiliate in supplying TRW Automotive or any TRW Automotive Affiliate with inaccurate or incomplete information, in connection with the preparation of any Tax Return. The TRW Automotive Group shall jointly and severally indemnify TRW, each TRW Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty, or other expenses of any kind attributable to the failure of TRW Automotive or any TRW Automotive Affiliate in supplying TRW or any TRW Affiliate with inaccurate or incomplete information, in connection with the preparation of any Tax Return.

6.03 No Indemnification for Tax Items. Nothing in this Agreement shall be construed as a guarantee of the existence or amount of any loss, credit, carryforward, basis or other Tax Item, whether past, present or future, of TRW, any TRW Affiliate, TRW Automotive or any TRW Automotive Affiliate. In addition, for the avoidance of doubt, nothing in this Agreement shall be construed to require compensation by either party hereto in respect of any financial accounting deferred tax assets or liabilities or other financial accounting items.

Section 7. Payments

7.01 Estimated Tax Payments. Not later than ten (10) business days prior to each Estimated Tax Installment Date with respect to a taxable period for which a Consolidated Return or a Combined Return (described in Section 2.01 of this Agreement) will be filed, TRW Automotive shall pay to TRW on behalf of the TRW Automotive Group an amount equal to the amount of any estimated TRW Automotive Separate Tax Liability that TRW Automotive otherwise would have been required to pay to a Taxing Authority on such Estimated Tax Installment Date. Not later than ten (10) business days prior to each Estimated Tax Installment Date with respect to a taxable period for which a Foreign Combined Return or Combined Return (described in Section 2.02 of this Agreement) will be filed, TRW shall pay to TRW Automotive on behalf of the TRW Group an amount equal to the amount of any estimated TRW Separate Tax Liability that TRW otherwise would have been required to pay to a Taxing Authority on such Estimated Tax Installment Date.

7.02 Redetermination Amounts. (a) In the event of a redetermination of any Tax Item on any Tax Return, as a result of a refund of Taxes paid, a Final Determination or any settlement or compromise with any Taxing Authority which in any such case would affect the TRW Automotive Separate Tax Liability or TRW Separate Tax Liability, as the case may be, the Filing Party shall prepare a revised Pro Forma TRW Automotive Group Consolidated Return or pro forma Tax Return, as the case may be, in accordance with Section 2.06 of this Agreement for the relevant taxable period reflecting the redetermination of such Tax Item as a result of such refund, Final Determination, settlement or compromise. TRW Automotive shall pay to TRW, or TRW

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shall pay to TRW Automotive, as appropriate, an amount equal to the difference, if any, between (i) the TRW Automotive Separate Tax Liability reflected on such revised Pro Forma Consolidated Return and the TRW Automotive Separate Tax Liability for such period as originally computed pursuant to this Agreement and (ii) the TRW Separate Tax liability reflected on such revised pro forma Tax Return and the TRW Separate Tax liability for such period as originally computed pursuant to this Agreement, plus, in each case, its respective share of any interest or penalties imposed by the Taxing Authority. Such payment to the other party shall be made in accordance with Section 7.04(e) of this Agreement.

(b) If and to the extent that TRW has received payment for Group Relief and such Group Relief is disallowed or unavailable for any reason whatsoever then TRW Automotive agrees that it shall have no right to any repayment, set-off or cancellation from TRW of sums paid or payable for Group Relief and any sum due by TRW Automotive to TRW shall remain due.

7.03 Payments of Refunds and Credits. Except as otherwise provided in this Agreement, if one party receives a refund or credit of any Tax to which the other party is entitled pursuant to Section 3.03 of this Agreement, the party receiving such refund or credit shall pay to the other party the amount of such refund or credit pursuant to Section 7.04 of this Agreement.

7.04 Payments Under This Agreement. In the event that one party (the "Owing Party") is required to make a payment to another party (the "Owed Party") pursuant to this Agreement, then such payments shall be made according to this Section 7.04.

(a) In General. All payments shall be made to the Owed Party or to the appropriate Taxing Authority as specified by the Owed Party within the time prescribed for payment in this Agreement, or if no period is prescribed, within ten (10) days after delivery of written notice of payment owing together with a computation of the amounts due. All payments made pursuant to this Agreement shall be made by wire transfer.

(b) Treatment of Payments. Unless otherwise required by any Final Determination, the parties agree that any payments made by one party to another party (other than payments of interest pursuant to Section 7.04(e) of this Agreement and payments of After Tax Amounts pursuant to Section 7.04(d) of this Agreement) pursuant to this Agreement shall be treated for all Tax and financial accounting purposes as nontaxable payments (dividend distributions or capital contributions, as the case may be) made immediately prior to the Distribution and, accordingly, as not includible in the taxable income of the recipient or as deductible by the payor.

(c) Prompt Performance. All actions required to be taken (including payments) by any party under this Agreement shall be performed within the time prescribed for performance in this Agreement, or if no period is prescribed, such actions shall be performed promptly.

(d) After Tax Amounts. If pursuant to a Final Determination it is determined that the receipt or accrual of any payment made under this Agreement (other than payments of interest pursuant to Section 7.04(e) of this Agreement) is subject to any Tax, the party making such payment shall be liable for (a) the After Tax Amount with respect to such payment and (b) interest at the rate described in Section 7.04(e) of this Agreement on the amount of such Tax from the date such Tax accrues through the date of payment of such After Tax Amount. A party making a demand for a payment pursuant to this Agreement and for a payment of an After Tax Amount with respect to such payment shall separately specify and compute such After Tax Amount. However, a party may choose not to specify an After Tax Amount in a demand for payment pursuant to this Agreement without thereby being deemed to have waived its right subsequently to demand an After Tax Amount with respect to such payment.

(e) Interest. Payments pursuant to this Agreement that are not made within the period prescribed in this Agreement (the "Payment Period") shall bear interest for the period from and including the date immediately following the last date of the Payment Period through and including the date of payment at a per annum rate equal to the prime rate as published in *The Wall Street Journal* on the last day of such Payment Period, plus one percent (1%). Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days for which due.

Section 8. Tax Proceedings

8.01 In General. Except as otherwise provided in this Agreement, the party responsible for preparing and filing a Tax Return pursuant to Section 2 of this Agreement (the "Filing Party") shall have the exclusive right, in its sole discretion, to control, contest, and represent the interests of TRW, any TRW Affiliate, TRW Automotive, and any TRW Automotive Affiliate in any Audit relating to such Tax Return and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Audit. The Filing Party's rights shall extend to any matter pertaining to the management and control of an Audit, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item. Any costs incurred in handling, settling, or contesting an Audit shall be borne by the Filing Party.

8.02 Participation of non-Filing Party. The Filing Party must give the non-Filing Party reasonable notice of any deficiency, claim or adjustment with respect to any Sole Responsibility Item or Joint Responsibility Item. The non-Filing Party shall have control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment with respect to any Sole Responsibility Item, at its own expense. With respect to items other than Sole Responsibility Items, the non-Filing Party shall have the right to participate, at its own expense, in any deficiency, claim or adjustment only if such deficiency, claim or adjustment will potentially increase the tax liability of the non-Filing Party. The Filing Party and the non-Filing Party shall have joint control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment with respect to any Joint Responsibility Item. The Filing Party shall not settle any Audit it controls concerning all Tax Items on a basis that would reasonably be expected to adversely affect the non-Filing Party by at least $100,000 without obtaining such non-Filing

26

Party's consent, which consent shall not be unreasonably withheld if failure to consent would adversely affect the Filing Party. For the avoidance of doubt, this Section 8.02 shall govern any claim or contest relating to the allocation of Tax Assets as described in Section 2.07.

8.03 Notice. Within thirty (30) days after a party becomes aware of the existence of a Tax issue that may give rise to an indemnification obligation under this Agreement, such party shall give prompt notice to the other party of such issue (such notice shall contain factual information, to the extent known, describing any asserted tax liability in reasonable detail), and shall promptly forward to the other party copies of all notices and material communications with any Taxing Authority relating to such issue. Notwithstanding any provision in Section 9.15 to the contrary, if a party to this Agreement fails to provide the other party notice as required by this Section 8.03, and the failure results in a detriment to the other party then any amount which the other party is otherwise required to pay pursuant to this Agreement shall be reduced by the amount of such detriment.

8.04 Control of Distribution Tax Proceedings. TRW shall have the exclusive right, in its sole discretion, to control, contest, and represent the interests of TRW, any TRW Affiliate, TRW Automotive, and any TRW Automotive Affiliate in any Audits relating to Distribution Taxes and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Audit; provided however, that TRW shall not settle any such audit with respect to Distribution Taxes with a Taxing Authority in exchange for a settlement on an issue or issues unrelated to such Distribution Taxes that would reasonably be expected to result in a material Tax cost to TRW Automotive or any TRW Automotive Affiliate, without the prior consent of TRW Automotive, which consent shall not be unreasonably withheld. TRW's rights shall extend to any matter pertaining to the management and control of such Audit, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item; provided however, to the extent that TRW Automotive is obligated to bear at least 50% of the liability for any Distribution Taxes under Section 4.01(c), TRW and TRW Automotive shall have joint control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment. TRW Automotive may assume sole control of any Audits relating to Distribution Taxes if it acknowledges in writing that it has sole liability for any Distribution Taxes under Section 4.01(b) that might arise in such Audit and can demonstrate to the reasonable satisfaction of TRW that it can satisfy its liability for any such Distribution Taxes by posting a bond or letter of credit on behalf of TRW. If TRW Automotive is unable to demonstrate to the reasonable satisfaction of TRW that it will be able to satisfy its liability for such Distribution Taxes, but acknowledges in writing that it has sole liability for any Distribution Taxes under Section 4.01(b), TRW Automotive and TRW shall have joint control over the Audit.

Section 9. Miscellaneous Provisions

9.01 Effectiveness. This Agreement shall become effective on the Distribution Date.

9.02 Cooperation and Exchange of Information.

(a) Cooperation. TRW Automotive and TRW shall each cooperate fully (and each shall cause its respective affiliates to cooperate fully) with all reasonable requests from another party for information and materials not otherwise available to the requesting party in connection with the preparation and filing of Tax Returns, claims for refund, and Audits concerning issues or other matters covered by this Agreement or in connection with the determination of a liability for Taxes or a right to a refund of Taxes. Such cooperation shall include, without limitation:

(i) the retention until the expiration of the applicable statute of limitations, and the provision upon request, of copies of all Tax Returns, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to the Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities;

(ii) the execution of any document that may be necessary or reasonably helpful in connection with any Tax Proceeding, or the filing of a Tax Return or refund claim by a member of the TRW Group or the TRW Automotive Group, including certification, to the best of a party's knowledge, of the accuracy and completeness of the information it has supplied; and

(iii) the use of the party's reasonable best efforts to obtain any documentation that may be necessary or reasonably helpful in connection with any of the foregoing. Each party shall make its employees and facilities available on a reasonable and mutually convenient basis in connection with the foregoing matters.

(b) Retention of Records. Any party that is in possession of documentation of TRW (or any TRW Affiliate) or TRW Automotive (or any TRW Automotive Affiliate) relating to the TRW Automotive Business, including without limitation, books, records, Tax Returns and all supporting schedules and information relating thereto (the "TRW Automotive Business Records") shall retain such TRW Automotive Business Records for a period of seven (7) years following the Distribution Date. Thereafter, any party wishing to dispose of TRW Automotive Business Records in its possession (after the expiration of the applicable statute of limitations), shall provide written notice to the other party describing the documentation proposed to be destroyed or disposed of sixty (60) business days prior to taking such action. The other party may arrange to take delivery of any or all of the documentation described in the notice at its expense during the succeeding sixty (60) day period.

9.03 Dispute Resolution. In the event that TRW and TRW Automotive disagree as to the amount or calculation of any payment to be made under this Agreement, or the interpretation or application of any provision under this Agreement, the parties shall attempt in good faith to resolve such dispute. If such dispute is not resolved within sixty (60) business days following the commencement of the dispute, TRW and TRW Automotive shall jointly retain a nationally recognized law or accounting firm, which firm is independent of both parties (the "Independent Firm"), to resolve the dispute. If TRW and TRW Automotive are unable to agree on the

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selection of the Independent Firm, the Independent Firm shall be [ ]. The Independent Firm shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all parties involved, provided, however, that such Independent Firm shall not override any decision which either party has the sole and absolute discretion to determine pursuant to this Agreement. Following the decision of the Independent Firm, TRW and TRW Automotive shall each take or cause to be taken any action necessary to implement the decision of the Independent Firm. The fees and expenses relating to the Independent Firm shall be borne equally by TRW and TRW Automotive, except that if the Independent Firm determines that the position advanced by either party is frivolous, has not been asserted in good faith or for which there is not substantial authority, 100% of the fees and expenses of the Independent Firm shall be borne by such party. Notwithstanding anything in this Agreement to the contrary, the dispute resolution provisions set forth in this Section 9.03 shall not be applicable to any disagreement between the parties relating to Distribution Taxes and any such dispute shall be settled in a court of law or as otherwise agreed to by the parties.

9.04 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given (i) by personal delivery to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), (ii) by reliable overnight courier service (with confirmation) to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), or (iii) by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below (or at such other facsimile number for the party as shall have been previously specified in writing to the other party) with follow-up copy by reliable overnight courier service the next Business Day:

If to TRW or any TRW Affiliate, to the Vice President of Corporate Tax of TRW, with a copy to the General Counsel of TRW, at:

TRW Inc.

1900 Richmond Road

Cleveland, Ohio 44124

Attention: William Warren

with a copy (which shall not constitute effective notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention: Sally A. Thurston

and a copy (which shall not constitute effective notice) to:

PriceWaterhouseCoopers

[address]

Attention: Michael Solomon

If to TRW Automotive or any TRW Automotive Affiliate, to the Chief Financial Officer of TRW Automotive, with a copy to the General Counsel of TRW Automotive, at:

> TRW Automotive
>
> Address
>
> Attention:

with a copy (which shall not constitute effective notice) to:

> Firm
>
> Address
>
> Attention:

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. (New York City time) and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Either party may, by written notice to the other parties, change the address or the party to which any notice, request, instruction or other documents is to be delivered.

9.05 Changes in Law.

(a) Any reference to a provision of the Code or a law of another jurisdiction shall include a reference to any applicable successor provision or law.

(b) If, due to any change in applicable law or regulations or their interpretation by any court of law or other governing body having jurisdiction subsequent to the date of this Agreement, performance of any provision of this Agreement or any transaction contemplated thereby shall become impracticable or impossible, the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

9.06 Confidentiality. Each party shall hold and cause its directors, officers, employees, advisors and consultants to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all information (other than any such information relating solely to the business or affairs of such party) concerning the other parties hereto furnished it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (1) in the public domain through no fault of such party or (2) later lawfully acquired from other sources not under a duty of confidentiality by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its directors, officers, employees, auditors, attorneys, financial advisors, bankers and other consultants who shall be advised of and agree to be bound by the provisions of this Section 9.06. Each party shall be deemed to have satisfied its obligation to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

9.07 Successors. This Agreement shall be binding on and inure to the benefit and detriment of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto, to the same extent as if such successor had been an original party.

9.08 Affiliates. TRW shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any TRW Affiliate, and TRW Automotive shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any TRW Automotive Affiliate; provided, however, that (1) if it is contemplated that a TRW Automotive Affiliate may cease to be a TRW Automotive Affiliate as a result of a transfer of its stock or other ownership interests to a third party in exchange for consideration in an amount approximately equal to the fair market value of the stock or other ownership interests transferred and such consideration is not distributed outside of the TRW Automotive Group to the shareholders of TRW Automotive then (a) TRW Automotive shall request in writing no later than thirty (30) days prior to such cessation that TRW execute a release of such TRW Automotive Affiliate from its obligations under this Agreement effective as of such transfer provided that TRW Automotive shall have confirmed in writing its obligations and the obligations of its remaining TRW Automotive Affiliates with respect to their own obligations and those of the departing TRW Automotive Affiliate and that such departing TRW Automotive Affiliate shall have executed a release of any rights it may have against TRW or any TRW Affiliate by reason of this Agreement, or (b) TRW Automotive shall acknowledge in writing no later than thirty (30) days prior to such cessation that it shall bear 100 percent of the liability for the obligations of TRW Automotive and each TRW Automotive Affiliate (including the departing TRW Automotive Affiliate) under this Agreement and (2) if it is contemplated that a TRW Affiliate may cease to be a TRW Affiliate as a result of a transfer of its stock or other ownership interests to a third party in exchange for consideration in an amount approximately equal to the fair market value of the stock or other ownership interests transferred and such consideration is not distributed outside of the TRW Group to the shareholders of TRW then (a) TRW shall request in writing no later than thirty (30) days prior to such cessation that TRW Automotive execute a release of such TRW Affiliate from its obligations under this Agreement effective as of such transfer provided that TRW shall have confirmed in writing its obligations and the obligations of its remaining TRW Affiliates with respect to their own obligations and the obligations of the departing TRW Affiliate and that such departing TRW Affiliate shall have executed a release of any rights it may have against TRW Automotive or any TRW Automotive Affiliate by reason of this Agreement, or (b) TRW shall acknowledge in writing no later than thirty (30) days prior to such cessation that it shall bear 100 percent of the liability for the obligations of TRW and each TRW Affiliate (including the departing TRW Affiliate) under this Agreement.

9.09 Authorization, Etc. Each of the parties hereto hereby represents and warrants that it has the power and authority to execute, deliver and perform this Agreement, that this

31

Agreement has been duly authorized by all necessary corporate action on the part of such party, that this Agreement constitutes a legal, valid and binding obligation of each such party and that the execution, delivery and performance of this Agreement by such party does not contravene or conflict with any provision of law or of its charter or bylaws or any agreement, instrument or order binding on such party.

9.10 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior tax sharing agreements between TRW (or any TRW Affiliate) and TRW Automotive (or any TRW Automotive Affiliate) and such prior tax sharing agreements shall have no further force and effect. If, and to the extent, the provisions of this Agreement conflict with the Master Distribution Agreement or any other agreement entered into in connection with the Distribution, the provisions of this Agreement shall control.

9.11 Applicable Law; Jurisdiction. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY (i) AGREES TO BE SUBJECT TO, AND HEREBY CONSENTS AND SUBMITS TO, THE JURISDICTION OF THE COURTS OF THE STATE OF OHIO AND OF THE FEDERAL COURTS SITTING IN THE STATE OF OHIO, (ii) TO THE EXTENT SUCH PARTY IS NOT OTHERWISE SUBJECT TO SERVICE OF PROCESS IN THE STATE OF OHIO, HEREBY APPOINTS [THE CORPORATION TRUST COMPANY], AS SUCH PARTY'S AGENT IN THE STATE OF OHIO FOR ACCEPTANCE OF LEGAL PROCESS AND (iii) AGREES THAT SERVICE MADE ON ANY SUCH AGENT SET FORTH IN (ii) ABOVE SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF OHIO.

9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

9.13 Severability. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction (or an arbitrator or arbitration panel) to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions set forth herein shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated. In the event that any such term, provision, covenant or restriction is held to be invalid, void or unenforceable, the parties hereto shall use their best efforts to find and employ an alternate means to achieve the same or substantially the same result as that contemplated by such terms, provisions, covenant, or restriction.

9.14 No Third Party Beneficiaries. This Agreement is solely for the benefit of TRW, the TRW Affiliates, TRW Automotive and the TRW Automotive Affiliates. This Agreement should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, cause of action or other rights in excess of those existing without this Agreement.

9.15 Waivers, Etc. No failure or delay on the part of a party in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. No modification or waiver of any provision of this Agreement nor consent to any departure by the parties therefrom shall in any event be effective unless the same shall be in writing, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

9.16 Setoff. All payments to be made by any party under this Agreement may be netted against payments due to such party under this Agreement, but otherwise shall be made without setoff, counterclaim or withholding, all of which are hereby expressly waived.

9.17 Other Remedies. TRW Automotive recognizes that any failure by it or any TRW Automotive Affiliate to comply with its obligations under Section 4 of this Agreement would result in Distribution Taxes that would cause irreparable harm to TRW, TRW Affiliates, and their stockholders. Accordingly, TRW shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which TRW is entitled at law or in equity.

9.18 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

9.19 Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any litigation, claim, action, suit, arbitration, inquiry, proceeding, investigation or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by a duly authorized officer as of the date first above written.

TRW INC.
on behalf of itself and the TRW Affiliates
By _____

Name:
Title:

TRW AUTOMOTIVE INC.
on behalf of itself and the TRW Automotive Affiliates
By _____

Name:
Title: